JUST HER RIDEHSARE
We've Got Momentum!
WEFUNDER
$42,000
Thanks to your support, Here's the truth:
If just 80 people invested $100 each, we'd hit a major goal of 50K and keep this mission in motion.
JOIN THE MOVEMENT
www.wefunder.com/justherrideshare

justherride

Here's why your investment matters:
• Until we hit $50K, none of the funds raised can be released to grow our mission. These are SEC regulations.
• We're only $8,000 away from unlocking the next phase — and your investment could help tip the scale.
• This is a rare chance to own shares in a women-led company solving a $300B+ market challenge.
Here's why these matters:
97% of women in our surveys said they feel unsafe using traditional rideshare options
• A significant number of women reported being harassed or assaulted in rideshare ride
• We're solving this by creating a safe, empowering, and community-driven experience — and it's working
• Through efforts, we have been able to develop a trusted network and community, something other rideshare companies have been unable to do
• We are also solving transportation problems in underserved communities
Are we a good investment? Absolutely!

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

https://wefunder.com/justherrideshare

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**Kimberly Evans**
Founder & CEO at Just Her Rideshare, Inc., VenturePrise Alum...
Charlotte, North Carolina
Just Her Rideshare, Inc.

Grow your business and get ahead
Rejoin Premium

Profile viewers 511
Post impressions 1,820

Here's why these matters:
-97% of women in our surveys said they feel unsafe using traditional rideshare options
-A significant number of women reported being harassed or assaulted in rideshare ride
-We're solving this by creating a safe, empowering, and community-driven experience — and it's working
-Through efforts, we have been able to develop a trusted network and community, something other rideshare companies have been unable to do
-We are also solving transportation problems in underserved communities

Are we a good investment? Absolutely!
Thousands of rides completed in multiple cities
Cost per ride as low as $1.31 — all without heavy ad spending
Nine B2B partnerships and organic demand growing fast
Growth rate MoM at 32%
180% YoY growth rate in rides
300% YoY growth rate in monthly revenue
Over 15,000 riders and drivers
Launched in 7 cities in NC/SC
Launching Nashville, TN which means more growth and revenue
If you've ever believed in me, I ask you to believe in this mission https://lnkd.in/ghaHDPEW
Thank you for walking alongside me. Let's buil
With gratitude,
Kimberly Evans
Founder & CEO, Just Her Rideshare, Inc.

Disclaimer: We are 'testing the waters' to gaug
under Regulation Crowdfunding. No money or
If sent, it will not be accepted. No offer to buy
the purchase price will be received until a Form
Wefunder's platform. Any indication of interest
commitment of any kind.

---

1:38

Just Her Rideshare

Here's why these matters:
97% of women in our surveys said they feel unsafe using traditional rideshare options
• A significant number of women reported being harassed or assaulted in rideshare ride
• We're solving this by creating a safe, empowering, and community-driven experience — and it's working
• Through efforts, we have been able to develop a trusted network and community, something other rideshare companies have been unable to do
• We are also solving transportation problems in underserved communities
Are we a good investment? Absolutely!

Disclaimer: We are 'testing the waters' to gauge
st in an offering under Regulation
. No money or other consideration
ed. If sent, it will not be accepted.
y securities will be accepted. No
chase price will be received until
d and only through Wefunder's
indication of interest involves no
ommitment of any kind.

der.com/justherrideshare

1 0 1 0

---

1:42

Paint by Number Ladi...
Kemet/Farah's, Reshall, +1 (2...

momentum and trust, inspiring even more backers to join in.

We're also actively seeking a lead investor. If that's you — or someone in your network — we would love to connect. A strong lead will provide the boost we need to gain visibility and accelerate this movement.

Whether you can invest $100 or $10,000, every dollar matters — and every supporter counts.

wefunder.com/justherrideshare

Thank you for walking alongside me. Let's build this together.
With gratitude,
Kimberly Evans
Founder & CEO, Just Her Rideshare, Inc.

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Edited 9:17 PM

Message

---

## We Noticed You Haven't Completed Your Investment on WeFunder!

I noticed you started an investment in **Just Her Rideshare** on WeFunder but didn't complete it — and I wanted to personally reach out. We need to close this first fund by August 31st and we need your support. Can you complete your reservation today?

Sometimes life gets busy, or there are questions holding you back. If that's the case, I'd love to know — **what's stopping you from completing your investment?** Your feedback is so valuable, and I'm happy to answer any questions or walk you through the process.

Here's why your completed investment matters:

- Until we hit **$50K**, none of the funds raised can be released to grow our mission. These are SEC regulations.
- We're only **$8,000 away** from unlocking the next phase — and your investment could help tip the scale.
- This is a rare chance to own shares in a women-led company solving a $300B+ market challenge.

Here's why these matters:

**97% of women** in our surveys said they feel unsafe using traditional rideshare options

- A significant number of women reported being harassed or assaulted in rideshare ride
- We're solving this by creating a safe, empowering, and community-driven experience — and it's working
- Through efforts, we have been able to develop a trusted network and community, something other rideshare companies have been unable to do
- We are also solving transportation problems in underserved communities

If you're ready, you can complete your investment here:
👉 https://wefunder.com/justherrideshare/https://wefunder.com/justherrideshare/

If you're not sure or have questions, simply reply to this email — I'd love to hear from you.

We're building something powerful, and I'd be honored to have you as part of it.

Here's how to finish your investment in just a few clicks:

1. Log in to your WeFunder account
2. Go to your dashboard
3. Find your draft reservation and follow the prompts to complete it. It is not complete until you add a payment method. Millions of people are investing in platforms these days to help early-stage companies reach goals and hit milestones. We need your help!

With gratitude,
**Kimberly Evans**
Founder & CEO
Just Her Rideshare, Inc.

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

---

## You Can Now Own a Piece of Just Her Rideshare 🚗💜

Summarize this email

Kimberly Evans [redacted]
to Bobby

Mon, May 19, 8:14 PM

Hi Bobby, I hope you are doing well.
I wanted to personally share something meaningful with you.

You have been a supporter of Just Her and our journey — Your encouragement has meant the world to me. Because we are a community-driven company, we have the [redacted] of getting our community involved in our next level.

I've asked before for support, and my community has shown up. But this moment is different — this time, you're not just supporting me, you're investing in something [redacted] an all of us.

We've launched our **WeFunder campaign**, and for the first time, you can own shares in **Just Her Rideshare** — a rideshare community built **by women, for women**. [redacted] can invest, starting with as little as **$100**. The campaign goes public May 22nd and the world will be able to invest in Just Her, we want you to be the first to invest now before it goes public.

Here's why these matters:

- **97% of women** in our surveys said they feel unsafe using traditional rideshare options
- A significant number of women reported being harassed or assaulted in rideshare rides
- We're solving this by creating a safe, empowering, and community-driven experience — and it's working
- Through efforts, we have been able to develop a trusted network and community, something other rideshare companies have been unable to do
- We are also solving transportation problems in underserved communities

As one of our early investors put it:

*"Kim is an excellent founder fixing a big issue in the rideshare space. I just know her company is going to lead the way in this industry."*

This may be the only opportunity for you to invest early in a company like this — one led by a Black woman, focused on real impact and global potential.

We have made remarkable strides but are ready to launch the next three markets and we need your help to get there. Here's why we are a great investment:

- Thousands of rides completed in multiple cities
- Cost per rider as low as **$1.31** — all without heavy ad spending
- Nine B2B partnerships and organic demand growing fast
- Growth rate MoM at 26%
- 150% YoY growth rate in rides
- 180% YoY growth rate in monthly revenue
- Over 15,000 riders and drivers
- Launched in 7 cities in NC/SC
- Launching the next three cities which means more growth and revenue

If you believe in me and what we are building, I ask you to believe in this mission: https://wefunder.com/justherrideshare/updates

Thank you for walking alongside me. Let's build this together.

With gratitude,
**Kimberly Evans**
Founder & CEO, Just Her Rideshare, Inc.

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.